By: EDGAR Correspondence

August 30, 2010

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

RE: Cyios Corporation

Registration Statement on Form S-1, as amended

(File No. 333-165941

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 P. M. Eastern Standard Time, on Tuesday, August 31, 2010, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges that:

· Should the Securities and Exchange Commission (the “Commission”), or the Commission’s staff, acting pursuant to delegated authority, declare the above-captioned Registration Statement (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

· The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

· The Company may not assert comments from the Commission or the staff or the declaration of effectiveness of the above-captioned Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CYIOS Corporation

By: /s/ Timothy Carnahan

Name: Timothy Carnahan

Title: President and Chief Executive Officer